May 29, 2014

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks Co-Optivist Income BDC II, Inc. Comments to Form N-2, Post-Effective Amendment No. 5 Filed April 3, 2014 File No. 333-176182

Dear Ms. Stout:

I am writing in response to a voicemail that you left our counsel requesting that we follow-up by letter with the facts relied upon by our auditor in concluding that no impairment was necessary with respect to the receivable carried on the books of VII Peaks Co-Optivist Income BDC II, Inc. (the “Company”) from its investment manager, VII Peaks Capital, LLC (the “Current Manager”). As is disclosed in the SEC filings of the Company, the receivable does not represent funds borrowed by the Current Manager from the Company. Instead, it represents an amount owed to the Company by its prior investment manager, VII Peaks-KBR BDC Advisor II, LLC (the “VII Peaks”), under an expense reimbursement agreement. The receivable was gratuitously assumed by VII Peaks when the Prior Manager (and its affiliated broker-dealer) went out of business in August 2013, and VII Peaks assumed the role of investment manager to the Company.

The balance of the receivable was $1.354 million at December 31, 2013 and $1.337 million at March 31, 2014. Since March 31, 2014, VII Peaks has further reduced the receivable by $150,000. VII Peaks has also agreed to repay the balance of the receivable by payments of $100,000 on or before June 1, 2014, $250,000 on or before June 30, 3014, $250,000 on or before September 30, 2014 and any balance on or before December 31, 2014. In addition, on May 19, 2014, the Board of Directors agreed to repurchase 22,333.33 shares of common stock owned by VII Peaks for their net asset value. The proceeds will be applied to reduce receivable. Consummation of the purchase is contingent on approval by the SEC of the repurchase under Rule 23c-1 under the Investment Company Act of 1940.

The factors considered by the Company and its auditor in not impairing the receivable were and are:

•	VII Peaks’ projections of cash flow from 2014 reflect that it has the ability to repay the receivable. The projections indicate that VII Peaks should generate cash flow in 2014 of around $500,000. We believe the projections are reasonable for the following reasons. The projections assume growth in management fees from the Company in line with the Company’s expectations for increases in its net asset value, which in turn are derived from its projections of sales of common stock in its continuous offering. The projections of stock sales are derived from the Company’s recent experience its continuous offering, combined with feedback from its broker-dealer network. The projections do not assume any revenue from incentive fees earned from the Company. The projections also assume flat revenues from VII Peaks’ other revenue sources in 2014 as compared to prior years, which consist of fee revenue from separately managed accounts, three private investment funds managed by VII Peaks, and investment banking revenue generated by VII Peaks’ principals. The projections assume increases in operating expenses consistent with the level of expenses that are currently being incurred. All of the net cash flow generated by VII Peaks in 2014 is being dedicated to repay the receivable.

•	VII Peaks is engaged in a private offering, under which it is raising up to $1.5 million through the sale of a royalty in its fee revenue. The proceeds are being used to fund distribution expenses incurred by Axiom Capital Management, Inc., the dealer manager in the Company’s continuous offering, as well as reductions of the receivable balance. The Company has already raised approx. $400,000 in equity capital raise, and based on investor interest is confident it will raise the remaining $1,100,000.

•	The Current Manager has minimum debt, other than the receivable to the Company and routine payables.

•	While the principals of VII Peaks (Gurpreet Chandhoke and Stephen Shea) have not formally signed a personal guarantee of the receivable, the Company and its auditors also took into consideration that they each have a material net worth, have a material investment in VII Peaks of approximately $450,000, and are committed to see the Company succeed.

I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in this letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action4with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions.

VII Peaks Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

Cc:	Robert J. Mottern, Esq. Gilbert Davis, Esq. Brian Finnegan